FY2020 Summary TOYOTA Report From April 1 to September 30, 2019 Pictures from the award-winning entries of the 13th Dream Car Art Contest (2019) Worldwide Olympic Partner Worldwide Paralympic Partner

INSIDE TOYOTA Values I Hold Close: Going Back to the Basics and Working Together as One –Shareholders’ Meeting: A message from Akio Toyoda- On June 13, the 115th Ordinary General Shareholders’ Meeting was held in the in the main hall at the Head Office in Toyota City. Attending the meeting were a record total of 5,546 shareholders Ahead of the voting on Proposals, president Toyoda, the acting chairperson of the meeting, spoke as follows on his current thoughts. Conveying our passion and core values To sum up this year in my own way, this has been a year in which we implemented sweeping reforms within Toyota on our path to becoming a true mobility company, from organizational restructuring to encouraging employees to revisit and embrace Toyota’s core values, while fighting to regain what makes Toyota unique. To speak honestly about the feelings I have now, I feel keenly each and every day how difficult it is to regain what makes Toyota unique, and how difficult implementing reform during this period of non-crisis really is. I think that reforming our company to become a true mobility company is not something that we can do during my tenure. However, since taking office as president, I have struggled and spent the bulk of my time revisiting what makes Toyota unique, and rebuilding the company’s unique corporate culture. I am driven to achieving this during my tenure. At this year’s financial results announcement, I was asked “In the current battle for survival, what kind of internal environment would make it difficult for Toyota to survive?” I responded by saying, “Once the mindset that Toyota is not in a crisis has spread throughout the company, that is the point of true crisis.” Some people have argued that I’m stirring up too great a sense of crisis. However, what I’m trying to convey within the company is not a sense of crisis but rather the importance of maintaining our core values. The leaders of Toyota including Kiichiro Toyoda worked earnestly to build ever-better cars with the desire to serve our society, our customers, and someone other than ourselves. A constant kaizen mindset is the spirit of the Toyota Production System (TPS) itself, and represents the values that Toyota has long treasured. We always ask ourselves why we do what we do and change how we do things. How could a company that has a constant kaizen mindset ever think that everything is okay? Regaining these values is what I see as corporate culture reform, reform that will obliterate the concept of non-crisis, I believe. There is one more value that I would like to touch upon. There are people in Toyota who develop leading technologies, and others who are in charge of commercial models or are in charge of after-sales service. All these people work together as one to increase the value of cars in the past, present, and future. Let’s remind ourselves that although, public interest tends to focus on the work of the future, the work of the future exist precisely because there are people who work steadily at and protect the work of the past and the present. If we can work with a mutual feeling of gratitude, I believe that this will lead to improving the value not only of vehicles but also of Toyota as a company. We must embrace the values that make Toyota unique and improve the value of Toyota’s vehicles and the company. Even if people say that I’m stirring up too great a sense of crisis, I am wholly committed to pursuing these two values, that is, “back to the basics” and “working together as one.” I would like to thank our shareholders in advance for their continued support.

Main questions from shareholders to Toyota QRecently, there have been frequent reports in Japan of tragic traffic accidents involving senior drivers. I’d like to know how far we have come with the development of vehicle technology for safe driving that stops a vehicle and prevents injury even if the driver makes a misapplication or other mistake. QWhat sort of person will succeed President Toyoda as the next president? Is there a candidate you already have in mind for the next president from within the company, or will candidates be brought in from outside of Toyota? On a different matter, as president, have your goals to change the company been achieved? If so, to what degree? How satisfied are you? President Toyoda As we advance technological development such as automated driving, we recognize that there are currently numerous issues that we need to tackle as a mobility company. I think there are a lot of areas in Japan where people cannot get by without vehicles. We are currently considering measures for addressing the problems of individual regions, and will proceed with what we can resolve now while we continue to work on technological development for the future. This is a fight that will continue until we reach zero traffic fatalities. We genuinely appreciate your support as we take on these challenges. President Toyoda Since I took office as president, I have continued to say “let’s make ever-better cars” and “let’s aim to be the “best-in-town.” In other words, I think this means going back to the basics, and returning to the starting point of our founding. This spring, in a message to employees I explained in my own words the meaning of the Principles of Toyoda, the teachings of Sakichi. What I wanted to convey to everyone was that I want all persons to work in order to serve our society, our customers, and people other than ourselves. I think of Toyota, which has grown as large as it has, is a company that is like a public organ of society. I think that what is important for whomever becomes president, whether named Toyoda or not, is not to lose sight of the starting point of our founding, but rather to accumulate, like the rings of trees, those things that will lead to smiles in the future. In conveying the origins of our founding to the next generation, I believe that everyone here, and all employees, will become people who pass down the core values of the company. Executive Vice President Yoshida At the end of last year, we began introducing the retrofitted accidental acceleration prevention system, starting with the popular models the Prius and Aqua. We plan to expand this to 12 models within the year. Gill Pratt, Fellow (About Development of advanced technology) Our dream is to safely avoid tragic accidents and to prevent death and injury. At the same time, we want to prevent tragic experiences for the drivers involved in such accidents. We would also like to make it possible for elderly persons who can no longer drive safely to get around freely and maintain their independence. Executive Vice President Tomoyama We are committed to changing from a company that makes vehicles to a company that provides the value of mobility and various peripheral services. Toward that end, we will partner with companies from a variety of industries and will strive to pursue such activities. Executive Vice President Kawai (About the successor to the President) We must all continue to aim high, working hard to reach and exceed the person you aim to be. And we will nurture our subordinates so that they will become the leaders they strive to be. I’m certain that when we all strive to improve ourselves with this kind of mindset, our next president will appear from among us.

Financial Highlights First half Full year (thousands of units) (trillions of yen) (billions of yen) (billions of yen) (yen) Interim Year-end (billions of yen) Note: Prescribed dividends are paid to shareholders holding First Series Model AA Class Shares. For more detailed financial information, please see the financial results posted on Toyota’s corporate website. * Excluding 349.9 billion yen for share repurchases to avoid dilution of shares due to the issuance of First Series Model AA Class Shares. Annual Dividends per Share of Common Stock Net Income Attributable to Toyota Motor Corporation Repurchase of Treasury Stock (for Shareholders Return) Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services. https://global.toyota/en/